SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-1(a))

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PolyMedix, Inc.
(Name of Issuer)
................................................................................................................
Common Stock, par value, $0.001 per share
(Title of Class of Securities)
................................................................................................................
73174C100
(CUSIP Number)

................................................................................................................
Nicholas Landekic &
Edward Smith
PolyMedix, Inc.
170 N. Radnor-Chester Road, Suite 300
Radnor, PA 19087
(484) 598-2400

With Copies To:

Jeffrey P. Libson, Esq.
Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn PA, 19312-1183
(610) 640-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

................................................................................................................
March 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73174C100
1	NAME OF REPORTING PERSON Nicholas Landekic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,260,764 *
		8	SHARED VOTING POWER 0*
		9	SOLE DISPOSITIVE POWER 6,260,764 *
		10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,260,764 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14	TYPE OF REPORTING PERSON* IN
* Includes options to purchase an aggregate of 5,088,764 shares of common stock, which are exercisable within 60 days of March 27, 2012.  Such amount does not include options to purchase  2,445,736 shares of common stock which may vest from time to time after the date hereof.

**Based on 106,386,288 shares of common stock of issuer outstanding as of March 19, 2012, as set forth in issuer’s definitive proxy statement for its 2012 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission on March 26, 2012.

This Amendment No. 2 to Schedule 13D is being filed by Nicholas Landekic(the “Reporting Person”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the initial filing on Schedule 13D, previously filed with the U.S. Securities and Exchange Commission.

Item 3.Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 is hereby amended in its entirety and replaced with the following:

As of March 27, 2012, the Reporting Person beneficially owned 6,260,764 shares of Common Stock including vested options to purchase an aggregate of  5,088,764 shares of Common Stock, exercisable within 60 days of March 27, 2012 and as described in Item 5 below.

Item 3 is hereby further amended by adding the following:

The Reporting Person was granted an option to purchase 187,500 shares of Common Stock at $0.90 per share on July 29, 2010, an option to purchase 540,000 shares of Common Stock at $0.93 per shareon January 19, 2011, and an option to purchase 1,726,000 shares of Common Stock at $1.22 per share on March 26, 2012.  These options were granted by the Issuer for compensatory purposes, based on performance of the Issuer and the Reporting Person, and to align the Reporting Person’s interests with those of the Issuer’s stockholders.  These options vest in thirty-six equal monthly installments beginning the month after the date of grant, and expire ten years after the date of grant.

Item 5.Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety and replaced with the following:

(a) As of March 27, 2012, and based upon a total of 106,386,288 shares of Common Stock outstanding, the Reporting Person beneficially owns 6,260,764 shares of Common Stock, representing approximately 5.6% of the Issuer’s outstanding Common stock comprised of: (i) 1,172,000 shares of Common Stock; and (ii) options to purchase up to 5,088,764 shares of Common Stock, which are exercisable within 60 days of the date of March 27, 2012.  Additional information regarding the Reporting Person’s vested and unvested options as of March 27, 2012 is as follows:

Numberof shares of Common Stock Underlying Options Exercisable Within 60 Days	Number of shares of Common Stock Underlying Options Subject to Future Vesting	Option Exercise Price Per Share	Option Expiration Date
1,000,000	–	$1.50	08/10/2015
500,000	–	$1.50	12/01/2015
231,000	–	$2.85	02/04/2016
600,000	–	$1.10	01/22/2018
1,000,000	–	$1.18	12/29/2018
1,312,500	437,500	$1.05	02/23/2020
109,375	78,125	$0.90	07/29/2020
240,000	300,000	$0.93	01/19/2021
95,889	1,630,111	$1.22	03/26/2022

Each of the option awards subject to future vesting are vesting in thirty-six equal monthly installments beginning the month after the date of grant.The Reporting Person’s beneficial ownership will increase as the Reporting Person’s options to purchase Common Stock vest from time to time after the date hereof.

(b) The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

(c) On March 26, 2012, the Issuer awarded the Reporting Person options to purchase 1,726,000 shares of Common Stock at an exercise price of $1.22 per share, which vest in thirty-six equal monthly installments beginning April 26, 2012, and expire March 26, 2022.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

A new Exhibit 5is hereby added to Item 7 as follows:

Exhibit 5	Form of Nonqualified Stock Option Grant (incorporated by reference to Exhibit 10.14 of the Issuer’s Registration Statement on Form 10-SB (File No. 000-51895) filed on April 5, 2006).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2012
Date

/s/ Nicholas Landekic
Signature

Nicholas Landekic
Name/Title